Cardio Diagnostics Holdings, Inc.

400 North Aberdeen Street, Suite 900

Chicago, IL 60642

January 20, 2023

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn:      Cindy Polynice

Jason Drory

Re: Cardio Diagnostics Holdings, Inc.

Registration Statement on Form S-1

File No. 333-268759

Acceleration Request

Requested Date:      January 24, 2023

Requested Time:     4:30 p.m. Eastern Time, or as soon thereafter as practicable

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cardio Diagnostics Holdings, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-268759) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Shartsis Friese LLP, by calling Rupert Russell at (415) 425-5839.

Please direct any questions or comments regarding this acceleration request to Mr. Russell at the above-telephone number. Thank you.

[Signature page follows]

Very truly yours,

CARDIO DIAGNOSTICS HOLDINGS, INC.

By: /s/ Elisa Luqman

Elisa Luqman

Chief Financial Officer

cc:       Meeshanthini Dogan, Ph.D.

Chief Executive Officer

P. Rupert Russell, Esq.

Shartsis Friese LLP